

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Kerri-Ann Millar
Vice President, Finance
Cue Biopharma, Inc.
21 Erie St.
Cambridge, MA 02139

> **Re: Cue Biopharma, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 14, 2019**
> **File No. 001-38327**

Dear Ms. Millar:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Healthcare & Insurance